AREPA ZONE LLC
Profit & Loss
January through March 2022

	Jan - Mar 22
Ordinary Income/Expense	
Income	
40000 · Revenue	777,713.10
40200 · Discount	-5,865.69
40300 · Refunds	-1,784.17
Total Income	770,063.24
Cost of Goods Sold	
50000 · Cost of Goods Sold	218,415.96
50300 · Restaurant Supplies	38,450.54
50501 · Merchant Fee Square	17,099.69
50502 · Service Fee Catering	1,798.05
50504 · Service Fee Digital Deliveries	32,366.45
50600 · Auto-Gas Expenses	332.19
50800 · Equipment lease	800.00
Total COGS	309,262.88
Gross Profit	460,800.36
Expense	
51000 · Expenses	330,784.07
51200 · Marketing	3,740.84
51300 · Utilities	13,713.86
51400 · Occupancy Costs & other Rent	79,997.39
51617 · Shipping	1,224.39
69800 · Uncategorized Expenses	0.00
Total Expense	429,460.55
Net Ordinary Income	31,339.81
Net Income	**31,339.81**

AREPA ZONE LLC
Balance Sheet
As of March 31, 2022

	Mar 31, 22
ASSETS	
Current Assets	
Checking/Savings	1,253,636.39
Accounts Receivable	21,232.26
Other Current Assets	740,645.71
Total Current Assets	2,015,514.36
Fixed Assets	1,219,976.18
Other Assets	34,120.83
TOTAL ASSETS	**3,269,611.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	188,846.02
Credit Cards	8,492.39
Other Current Liabilities	61,709.99
Total Current Liabilities	259,048.40
Long Term Liabilities	
27000 · Loan from LEDC	22,666.69
27101 · Delia Garcia / Victoria Garcia	28,000.00
27104 · Loan City First Enterprises Inc	40,860.16
27105 · Loan TD Bank	50,969.74
27108 · Economic Injury Disaster Loan	1,989,119.92
27110 · Account Payable Fair Oaks Motor	50,268.24
27111 · Marlin Capital Solution	52,337.04
27112 · Loan LEDC 2021	94,999.99
Total Long Term Liabilities	2,329,221.78
Total Liabilities	2,588,270.18
Equity	681,341.19
TOTAL LIABILITIES & EQUITY	**3,269,611.37**

AREPA ZONE LLC
Statement of Cash Flows
January through March 2022

	Jan - Mar 22
OPERATING ACTIVITIES	
Net Income	31,339.81
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	-229,092.28
INVESTING ACTIVITIES	
15500 · Leasehold Improvements:15502 · Lease space at 1121 14th Street:Lease 14th St. Washington DC	-25,000.00
Net cash provided by Investing Activities	-25,000.00
FINANCING ACTIVITIES	
27000 · Loan from LEDC	-3,999.99
27101 · Delia Garcia / Victoria Garcia	-5,000.00
27104 · Loan City First Enterprises Inc	-6,594.67
27105 · Loan TD Bank	-4,427.48
27108 · Economic Injury Disaster Loan	1,497,192.37
27110 · Account Payable Fair Oaks Motor	-2,037.27
27111 · Marlin Capital Solution	-6,599.49
27112 · Loan LEDC 2021	-5,000.01
30300 · Gabriela & Ali - Capital	-38,400.00
Net cash provided by Financing Activities	1,425,133.46
Net cash increase for period	1,171,041.18
Cash at beginning of period	93,199.77
Cash at end of period	1,264,240.95